Mail Stop 6010


						April 17, 2006

Mr. Martin P. Loeb
Chief Executive Officer
Trimedyne, Inc.
15091 Bake Parkway
Irvine, CA   92618


Re:	Trimedyne, Inc.
      Form 10-KSB for the year ended September 30, 2005
      Filed January 13, 2006
      File No. 0-10581

Dear. Mr. Loeb:

	We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


						Sincerely,


						Martin F. James
						Senior Assistant Chief Accountant